SciSparc Ltd.

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916, Israel

July 18, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	SciSparc Ltd. (CIK 0001611746)
Registration Statement No. 333-282351 on Form F-4 (the “Registration Statement”)

Ladies and Gentlemen:

SciSparc Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on July 21, 2025 at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Howard E. Berkenblit, Esq. of Sullivan & Worcester LLP at (617) 338 2979 and that such effectiveness also be confirmed in writing.

Very truly yours,

SciSparc Ltd.

By:	/s/ Oz Adler
Oz Adler, Chief Executive Officer and Chief Financial Officer